Terra Tech, LLC

FINANCIAL STATEMENT FOR THE PERIOD ENDED

DECEMBER 31, 2022 and 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Renisha Lane, CPA
28475 Greenfield Road
Suite 113 PB 1317
Southfield, MI 48076
248-905-1854
Rlane422@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

I have reviewed the accompanying financial statements of Terra Tech LLC, which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, owner's equity, cash flows and the related notes to the financial statements for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
The Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Terra Tech, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Southfield, MI
May 20, 2023

Terra Tech LLC

Balance Sheet

As of December 31, 2022 and 2021

		31-Dec-22		31-Dec-21
ASSETS				
ASSETS				
Current Assets				
Cash and Cash Equivalents		3,119		1,620
Refund - Yelli Subscription Sales		158		-
Total Cash and Cash Equivalents		3,277		1,620
Total Current Assets		3,277		1,620
Long Term Assets				
Trademark - Yelli		1,812		1,812
Total Fixed Assets		1,812		1,812
TOTAL ASSETS	**$**	**5,089**	**$**	**3,432**
LIABILITIES & EQUITY				
LIABILITIES				
Credit Card		14,270		4,892
Payroll		13,012		-
Total Other Current Liabilities		27,282		4,892
TOTAL LIABILITIES	**$**	**27,282**	**$**	**4,892**
EQUITY				
Partners' Contributions		237,085		99,634
Retained Earnings		(101,095)		(59,592)
Net Loss		(158,183)		(41,502)
TOTAL OWNER'S EQUITY		(22,193)		(1,460)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$**	**5,089**	**$**	**3,432**

See Independent Accountant's Review Report

Terra Tech LLC

Income Statement

For period ending December 31, 2022 and 2021

		31-Dec-22		31-Dec-21
REVENUES				
Yelli Subscription Sales		21,759		76
Yelli Set - Up Service		4,560		-
Total Income	**$**	**26,319**	**$**	**76**
OPERATING EXPENSES				
Payroll & Admin		56,453		-
Advertising & Marketing		25,466		13,889
Postage		81		36
Bank Fees		175		(191)
Insurance		1,309		1,317
Interest		1,205		-
Legal & Professional		375		370
Accounting		-		(3)
Licenses		-		-
Meals		484		270
Office Supplies		236		93
Rent & Lease		265		132
Computer Hosting		1,844		410
Software		3,009		781
Computer Hardware		-		569
Product Development and Support		89,028		18,608
Taxes & Licenses		818		967
Travel		32		577
Referral Payouts		226		-
Printing		108		171
Utilities		3,002		3,412
Rep Hiring		-		165
Training		21		
Other		445		5
Total Expenses	**$**	**184,582**	**$**	**41,578**
NET OPERATING INCOME	**$**	**(158,263)**	**$**	**(41,502)**
OTHER INCOME				
Refund - Product Development		79		-
Total Other Income	**$**	**79**	**$**	**-**
NET OTHER INCOME	**$**	**79**	**$**	**-**
NET INCOME	**$**	**(158,183)**	**$**	**(41,502)**

See Independent Accountant's Review Report

TERRA TECH LLC

Statement of Changes in Owner's Equity

As of December 31, 2022

	Member's Capital	Retained Earnings	Total Member's Equity
Beginning Balance as of December 31, 2021	99,634	(101,094)	(1,460)
Contributions	137,451	-	137,451
Net Income	-	(158,183)	(158,183)
Balance as of December 31, 2022	**$ 237,085**	**$ (259,277)**	**$ (22,193)**

TERRA TECH LLC

Statement of Changes in Owner's Equity

As of December 31, 2021

	Member's Capital	Retained Earnings	Total Member's Equity
Beginning Balance as of December 31, 2021	-	-	-
Contributions	99,634	(59,592)	40,042
Net Income	-	(41,502)	(41,502)
Balance as of December 31, 2022	**$ 99,634**	**$ (101,094)**	**$ (1,460)**

See Independent Accountant's Review Report

Terra Tech LLC

Statement of Cash Flows

As of December 31, 2022 and 2021

	31-Dec-22	31-Dec-21
OPERATING ACTIVITIES		
Net Income (Loss)	(158,183)	(41,502)
Adjustments to reconcile net income (loss) to net cash provided by operations:	-	-
Accounts Receivable	(158)	-
Employee Loan	12,724	3,743
Accounts Payable	14,558	1,149
Total adjustments to reconcile net income (loss) to net cash provided by operations	27,124	4,892
NET CASH PROVIDED BY FOR OPERATING ACTIVITIES	**$ (131,059)**	**$ (36,610)**
INVESTING ACTIVITIES		
Trademark - Yelli	(1,812)	(1,812)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	**$ (1,812)**	**$ (1,812)**
FINANCING ACTIVITIES		
Partner Contributions/Distributions	237,085	99,634
Retained Earnings	(101,095)	(59,952)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**$ 135,990**	**$ 39,682**
NET INCREASE IN CASH	**$ 3,119**	**$ 3,072**
Cash and cash equivalents at beginning of period	**$ 1,620**	**$ -**
Cash and cash equivalents at end of period	**$ 3,119**	**$ 1,620**

See Independent Accountant's Review Report

Note 1- Organization

Terra Tech, LLC. ("Company") is a 100% family-owned organization, headquartered in Los Angeles, California. The Company trademarked it's service application, Yelli, in 2019. Yelli is a highly collaborative training application utilized in the restaurant industry to improve the lives of servers, bartenders, wait staff and managers by simplifying and modernizing training and communication in restaurants. Yelli focuses on simple, modern organization, training and communication. Yelli offers the following product highlights:

- Real-time staff updates & communication
- Custom testing and grading
- Tracked employee training

The Company's fiscal year is December 31st.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount approximates fair value. As of December 31, 2022 and 2021, the Company held no cash equivalents.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademark for the application name, Yelli. Trademark costs are amortized over the useful life of the trademark.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carry forwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon providing service of the Yelli application.

See Independent Accountant's Review Report

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for non-public entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Note 3 – Commitments and Contingencies

As of December 31, 2022 and 2021, the Company does not have any major commitments and contingencies including any tax liability.

Note 4 – Subsequent events

Management has evaluated subsequent events through May 20, 2023, the date at which the financial statements became available for issuance. No events have occurred that would require adjustments to, or disclosure in, the financial statements.

See Independent Accountant's Review Report